UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53990

Daimler Finance North America LLC

The New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

One Mercedes Drive, Montvale, New Jersey 07645, United States of America

Tel.: +1 201 573 2724

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

8.50% Notes due January 18, 2031

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐  17 CFR 240.12d2-2(a)(1)

☐  17 CFR 240.12d2-2(a)(2)

☐  17 CFR 240.12d2-2(a)(3)

☐  17 CFR 240.12d2-2(a)(4)

☐  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Daimler Finance North America LLC (as successor issuer to DaimlerChrysler North America Holding Corp. pursuant to a Second Supplemental Indenture dated July 30, 2007 (the “Supplemental Indenture”), whereby Daimler Finance North America LLC substituted for DaimlerChrysler North America Holding Corp. as issuer of all of the securities issued by DaimlerChrysler North America Holding Corp., including the securities specified in this Form 25, and assumed all obligations related to such securities, which Supplemental Indenture was furnished to the SEC on Form 6-K on July 30, 2007) (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 26, 2010	By	/s/ Karl-Wilhelm Kaufmann
Date		Karl-Wilhelm Kaufmann	Treasurer

By	/s/ Klaus Edelmann
	Klaus Edelmann	Controller

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)